EXHIBIT 99.1

Recommendation from Equinor's nomination committee

The nomination committee in Equinor ASA (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly elects Tone Hegland Bachke and Fernanda Lopes Larsen as new members to the board of directors of Equinor ASA.

Furthermore, the nomination committee recommends a re-election of Jon Erik Reinhardsen as chair and Anne Drinkwater as deputy chair of the board, in addition to re-election of Jonathan Lewis, Finn Bjørn Ruyter and Haakon Bruun-Hanssen as members of the board of directors. The current members, Rebekka Glasser Herlofsen, member since 2015, and Tove Andersen, member since 2020, will resign from the board of directors.

Board member Mikael Karlsson, who was elected as of 1 April 2024, is not up for election.

Tone Hegland Bachke will from 1 September 2024 take on the role as a Managing Director and be a part of the Executive Board of Directors of SHV Holdings in the Netherlands. She was previously in Telenor ASA where she was Executive Vice President and Group CFO from 2020-2024 and Senior Vice President and Head of Group Treasury from 2018-2020. She was CEO and CFO in Implenia Norge AS from 2017-2018 and CFO in Kistefos AS from 2015-2017. She has had several managing positions in Akastor ASA, Aker Solutions ASA, Aker Kværner ASA and Kværner ASA from 2002-2015 and positions as analyst and key account manager in DNB from 1999-2002, as well as analyst in Norske Conoco from 1997-1999. Bachke has a MSc in Economics and Business Administration (“Siviløkonom”) from the Norwegian School of Economics (NHH).

Fernanda Lopes Larsen has served as Executive Vice President of Yara Africa & Asia Pacific in Yara International since October 2020. She has held senior positions roles in Yara, including Senior Vice President of Indirect Procurement between December 2016 and October 2020. She has been with Yara since 2012 and held roles as Head of Logistics Procurement Europe in Supply Chain and Central Category Manager roles in Production. Prior to joining Yara Ms. Lopes Larsen held manufacturing and supply chain positions in the fast-moving consumer goods (FMCG) industry with Procter & Gamble (P&G) and within pharmaceutical multinational GSK (GlaxoSmithKline). She has extensive international experience in the chemical manufacturing industry and broad international experience. Lopes Larsen has a Master of Science in Civil Engineering from the Graz University of Technology, Austria, Master of Business Administration from IESE Business School, Spain and Professional Certificate in Corporate Innovation from Stanford University, United States.

The election to the board of directors of Equinor ASA takes place in the company's corporate assembly meeting Tuesday 4 June 2024. It is proposed that the election enters into effect from 1 July 2024 and is effective until the ordinary election of members to the board of directors in June 2025.

Contacts:

  Nils Morten Huseby, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.